Exhibit 99.1

Tuniu Announces Unaudited First Quarter 2019 Financial Results

NANJING, China, May 23, 2019 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer, said, “In 2019, Tuniu will focus on maintaining and expanding its long-term competitive advantages. We have reprioritized our product offering to focus on the best-selling products in popular destinations. By collectively making procurement of these best-selling products, it allows us to improve our bargaining power and effectively increase our product margins. On the other hand, our social marketing tools leverage our offline retail stores to effectively distribute Tuniu’s products and services to local communities, social groups and various consumption settings. Overall, we aim to provide the best products and services to our customers.”

Ms. Maria Yi Xin, Tuniu’s Chief Financial Officer, said, “By putting increased emphasis and resources into the best-selling products, we are able to further improve our margins. During the quarter, contribution of our offline retail stores continues to rise as we refine our offline service capabilities. Although our offline retail store model is already proven, we believe there continues to be room for operational improvements that can further unlock the profitability potential of these stores. Going forward, we will focus on improving the user experience by providing high quality products through Niu Tour, which are organized tours that are directly designed and procured by Tuniu, and Tuniu Selection, which are best-selling products from our top suppliers.”

First Quarter 2019 Results

Net revenues were RMB456.9 million (US$68.11 million) in the first quarter of 2019, representing a year-over-year decrease of 4.9% from the corresponding period in 2018.

•	Revenues from packaged tours were RMB365.9 million (US$54.5 million) in the first quarter of 2019, representing a year-over-year decrease of 9.1% from the corresponding period in 2018. The decrease was primarily due to the decline in certain destinations.

•	Other revenues were RMB91.0 million (US$13.6 million) in the first quarter of 2019, representing a year-over-year increase of 16.8% from the corresponding period in 2018. The increase was primarily due to a rise in revenues generated from financial services and commission fees received from certain travel-related products.

Cost of revenues was RMB206.0 million (US$30.7 million) in the first quarter of 2019, representing a year-over-year decrease of 5.5% from the corresponding period in 2018. As a percentage of net revenues, cost of revenues was 45.1% in the first quarter of 2019 compared to 45.3% in the corresponding period in 2018.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.7112 on March 29, 2019 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

Gross profit was RMB250.8 million (US$37.4 million) in the first quarter of 2019, representing a year-over-year decrease of 4.5% from the corresponding period in 2018. The decrease was primarily due to the decline in revenues from packaged tours.

Operating expenses were RMB431.4 million (US$64.3 million) in the first quarter of 2019, representing a year-over-year increase of 12.4% from the corresponding period in 2018. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB56.7 million (US$8.4 million) in the first quarter of 2019. Non-GAAP2 operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB374.7 million (US$55.8 million) in the first quarter of 2019, representing a year-over-year increase of 11.4%.

•	Research and product development expenses were RMB80.0 million (US$11.9 million) in the first quarter of 2019, representing a year-over-year decrease of 4.8%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB5.6 million (US$0.8 million), were RMB74.5 million (US$11.1 million) in the first quarter of 2019, representing a year-over-year decrease of 9.6% from the corresponding period in 2018. The decrease was primarily due to the increase in efficiency resulting from economies of scale and refined management, and optimization of research and product development personnel.

•	Sales and marketing expenses were RMB218.8 million (US$32.6 million) in the first quarter of 2019, representing a year-over-year increase of 17.8%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB35.6 million (US$5.3 million), were RMB183.2 million (US$27.3 million) in the first quarter of 2019, representing a year-over-year increase of 21.0% from the corresponding period in 2018. The increase was primarily due to the expansion of our offline retail stores.

•	General and administrative expenses were RMB135.1 million (US$20.1 million) in the first quarter of 2019, representing a year-over-year increase of 17.9%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB15.5 million (US$2.3 million), were RMB119.5 million (US$17.8 million) in the first quarter of 2019, representing a year-over-year increase of 15.9% from the corresponding period in 2018. The increase was primarily due to an increase in general and administrative personnel related expenses.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Loss from operations was RMB180.5 million (US$26.9 million) in the first quarter of 2019, compared to a loss from operations of RMB121.1 million in the first quarter of 2018. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB122.0 million (US$18.2 million) in the first quarter of 2019.

Net loss was RMB148.2 million (US$22.1 million) in the first quarter of 2019, compared to a net loss of RMB71.6 million in the first quarter of 2018. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB89.6 million (US$13.4 million) in the first quarter of 2019.

Net loss attributable to ordinary shareholders was RMB150.6 million (US$22.4 million) in the first quarter of 2019, compared to a net loss attributable to ordinary shareholders of RMB74.7 million in the first quarter of 2018. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB92.1 million (US13.7 million) in the first quarter of 2019.

As of March 31, 2019, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.8 billion (US$269.6 million).

Business Outlook

For the second quarter of 2019, Tuniu expects to generate RMB472.7 million to RMB499.0 million of net revenues, which represents 5% to 10% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on May 23, 2019, (8:00 pm, Beijing/Hong Kong Time, on May 23, 2019) to discuss the first quarter 2019 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	+852-301-84992
China:	4001-201203
International:	+1-412-902-4272
Conference ID:	Tuniu 1Q 2019 Earnings Call

A telephone replay will be available one hour after the end of the conference through May 30, 2019. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10131630

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 2,200,000 stock keeping units (SKUs) of packaged tours, covering over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	560,356	441,504	65,786
Restricted cash	270,670	253,577	37,784
Short-term investments	859,211	1,114,288	166,034
Accounts receivable, net	347,547	374,515	55,804
Amounts due from related parties	696,520	714,959	106,532
Prepayments and other current assets	1,673,584	1,568,279	233,681
Total current assets	4,407,888	4,467,122	665,621

Non-current assets
Long-term investments	1,302,506	1,265,673	188,591
Property and equipment, net	187,360	199,273	29,693
Intangible assets, net	317,885	283,461	42,237
Land use right, net	100,836	100,320	14,948
Operating lease right-of-use assets, net*	-	195,247	29,093
Goodwill	159,409	159,409	23,753
Other non-current assets	81,039	85,883	12,797
Total non-current assets	2,149,035	2,289,266	341,112
Total assets	6,556,923	6,756,388	1,006,733

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	49,312	57,820	8,615
Accounts and notes payable	1,305,610	1,497,132	223,080
Amounts due to related parties	77,159	102,704	15,303
Salary and welfare payable	104,480	79,920	11,908
Taxes payable	23,316	12,625	1,881
Advances from customers	1,058,946	1,007,828	150,171
Operating lease liabilities, current*	-	95,640	14,251
Accrued expenses and other current liabilities	483,832	485,346	72,319
Total current liabilities	3,102,655	3,339,015	497,528

Non-current liabilities
Operating lease liabilities, non-current*	-	110,848	16,517
Deferred tax liabilities	19,855	19,268	2,871
Long-term borrowings	4,492	4,058	605
Other non-current liabilities	16,069	10,764	1,604
Total non-current liabilities	40,416	144,938	21,597
Total liabilities	3,143,071	3,483,953	519,125

Mezzanine equity
Redeemable noncontrolling interests	69,319	70,576	10,516

Shareholders' equity
Ordinary shares	249	249	37
Less: Treasury stock	(304,535)	(313,232)	(46,673)
Additional paid-in capital	9,061,979	9,082,223	1,353,293
Accumulated other comprehensive income	284,079	279,337	41,623
Accumulated deficit	(5,691,409)	(5,841,468)	(870,406)
Total Tuniu's shareholders' equity	3,350,363	3,207,109	477,874
Noncontrolling interests	(5,830)	(5,250)	(782)
Total Shareholders' equity	3,344,533	3,201,859	477,092
Total liabilities and shareholders' equity	6,556,923	6,756,388	1,006,733

*On 1 January 2019, the Company adopted ASC 842, Leases and used the optional transition method to initially apply this new lease standard at the adoption date. Right-of-use assets and lease liabilities were recognized on the Company's consolidated financial statements.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$

Revenues
Packaged tours	402,679	357,619	365,893	54,520
Others	77,854	113,616	90,964	13,554
Net revenues	480,533	471,235	456,857	68,074
Cost of revenues	(217,907)	(201,018)	(206,019)	(30,698)
Gross profit	262,626	270,217	250,838	37,376

Operating expenses
Research and product development	(84,054)	(75,854)	(80,016)	(11,923)
Sales and marketing	(185,831)	(209,094)	(218,820)	(32,605)
General and administrative	(114,609)	(120,510)	(135,072)	(20,126)
Other operating income	735	32,130	2,543	379
Total operating expenses	(383,759)	(373,328)	(431,365)	(64,275)
Loss from operations	(121,133)	(103,111)	(180,527)	(26,899)
Other income/(expenses)
Interest and investment income	39,474	30,696	38,671	5,762
Interest expense	-	(6,158)	(6,810)	(1,015)
Foreign exchange gains/(losses), net	5,977	(2,043)	(303)	(45)
Other income, net	7,945	5,653	268	40
Loss before income tax expense	(67,737)	(74,963)	(148,701)	(22,157)
Income tax (expense)/benefit	(3,828)	2,025	525	78
Net loss	(71,565)	(72,938)	(148,176)	(22,079)
Net income/(loss) attributable to noncontrolling interests	1,299	(9,511)	1,169	174
Net income/(loss) attributable to redeemable noncontrolling interests	940	(1,848)	714	106
Net loss attributable to Tuniu Corporation	(73,804)	(61,579)	(150,059)	(22,359)
Accretion on of redeemable noncontrolling interest	(869)	(3,082)	(543)	(81)
Net loss attributable to ordinary shareholders	(74,673)	(64,661)	(150,602)	(22,440)

Net loss	(71,565)	(72,938)	(148,176)	(22,079)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(28,452)	1	(4,742)	(707)
Comprehensive loss	(100,017)	(72,937)	(152,918)	(22,786)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.19)	(0.17)	(0.41)	(0.06)
Net loss per ADS - basic and diluted*	(0.57)	(0.51)	(1.23)	(0.18)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	388,843,912	370,486,502	369,190,766	369,190,766

Share-based compensation expenses included are as follows:
Cost of revenues	227	392	1,869	278
Research and product development	1,260	2,173	5,041	751
Sales and marketing	185	333	1,416	211
General and administrative	10,709	8,901	14,835	2,210
Total	12,381	11,799	23,161	3,450

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended March 31, 2019
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(206,019)	1,869	-	(204,150)

Research and product development	(80,016)	5,041	513	(74,462)
Sales and marketing	(218,820)	1,416	34,163	(183,241)
General and administrative	(135,072)	14,835	703	(119,534)
Other operating income	2,543	-	-	2,543
Total operating expenses	(431,365)	21,292	35,379	(374,694)

Loss from operations	(180,527)	23,161	35,379	(121,987)

Net loss	(148,176)	23,161	35,379	(89,636)

Net loss attributable to ordinary shareholders	(150,602)	23,161	35,379	(92,062)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.41)			(0.25)
Net loss per ADS - basic and diluted (RMB)	(1.23)			(0.75)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,190,766			369,190,766

	Quarter Ended December 31, 2018
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(201,018)	392	-	(200,626)

Research and product development	(75,854)	2,173	589	(73,092)
Sales and marketing	(209,094)	333	34,163	(174,598)
General and administrative	(120,510)	8,901	781	(110,828)
Other operating income	32,130	-	-	32,130
Total operating expenses	(373,328)	11,407	35,533	(326,388)

Loss from operations	(103,111)	11,799	35,533	(55,779)

Net loss	(72,938)	11,799	35,533	(25,606)

Net loss attributable to ordinary shareholders	(64,661)	11,799	35,533	(17,329)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.17)			(0.05)
Net loss per ADS - basic and diluted (RMB)	(0.51)			(0.15)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,486,502			370,486,502

	Quarter Ended March 31, 2018
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(217,907)	227	-	(217,680)

Research and product development	(84,054)	1,260	399	(82,395)
Sales and marketing	(185,831)	185	34,163	(151,483)
General and administrative	(114,609)	10,709	781	(103,119)
Other operating income	735	-	-	735
Total operating expenses	(383,759)	12,154	35,343	(336,262)

Loss from operations	(121,133)	12,381	35,343	(73,409)

Net loss	(71,565)	12,381	35,343	(23,841)

Net loss attributable to ordinary shareholders	(74,673)	12,381	35,343	(26,949)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.19)			(0.07)
Net loss per ADS - basic and diluted (RMB)	(0.57)			(0.21)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	388,843,912			388,843,912

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.